UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Phoenix Footwear Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

71903M209

(CUSIP Number)

Greenwood Investments, Inc.

Attn: Steven Tannenbaum

222 Berkeley Street, 17th Floor

Boston, MA 02116

(617) 236-4240

With a copy to:

John D. Hancock, Esq.

Foley Hoag LLP

155 Seaport Boulevard

Boston, MA 02210

(617) 832-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 21, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71903M100		13D

1.	Names of Reporting Persons. Steven Tannenbaum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,456,061 shares of Common Stock (1)

	8.	Shared Voting Power 2,213,642 shares of Common Stock (2)

	9.	Sole Dispositive Power 4,456,061 shares of Common Stock (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,669,703 shares of Common Stock (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 58.3% (1) (2) (3)

14.	Type of Reporting Person (See Instructions) IN, HC

(1)

Includes $1,000,000 aggregate principal amount of 1.0% Convertible Notes Due 2014 (the “Convertible Notes”), which are convertible as of the date of this Schedule 13D into 2,994,011 shares of Common Stock.

(2)

Due to the Voting Agreement (further described in item 4 below) between the Issuer, the Reporting Persons and the Riedman Parties (defined below), Mr. Tannenbaum may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Act and therefore be deemed to beneficially own (i) 1,780,932 shares of Common Stock of the Issuer beneficially owned by James Reidman, and (ii) 432,710 shares of Common Stock of the Issuer beneficially owned by Riedman Corporation. Mr. Tannenbaum expressly disclaims being a member of s Section 13D “group” with either of the Riedman Parties and expressly disclaims any beneficial ownership of the shares described in the immediately preceding sentence as being beneficially owned by the Riedman Parties. If the shares held by the Reidman Parties were not included in the table above, Mr. Tannenbaum would beneficially hold, in the aggregate, 4,456,061 shares of Common Stock of the Issuer, or 39.8%.

(3)

The calculation of percentage ownership is based on 8,178,362 shares of Common Stock outstanding as of March 25, 2011, as disclosed in the Issuer’s annual report on Form 10-K for the fiscal year ending January 1, 2011 plus 2,994,012 shares of Common Stock that would be issued upon conversion of the Convertible Notes of the Issuer held by the Reporting Persons, plus 277,564 shares of Common Stock issuable upon the exercise of options held by the Riedman Parties.

CUSIP No. 71903M100		13D

1.	Names of Reporting Persons. Greenwood Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,456,061 shares of Common Stock (1)

	8.	Shared Voting Power 2,213,642 shares of Common Stock (2)

	9.	Sole Dispositive Power 4,456,061 shares of Common Stock (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,669,703 shares of Common Stock (1) (2) (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 58.3% (1) (2) (3)

14.	Type of Reporting Person (See Instructions) CO, IA

(1)

Includes $1,000,000 aggregate principal amount of 1.0% Convertible Notes Due 2014 (the “Convertible Notes”), which are convertible as of the date of this Schedule 13D into 2,994,011 shares of Common Stock.

(2)

Due to the Voting Agreement (further described in item 4 below) between the Issuer, the Reporting Persons and the Riedman Parties (defined below), Greenwood Investments, Inc. may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Act and therefore be deemed to beneficially own (i) 1,780,932 shares of common stock of the Issuer beneficially owned by James Reidman, and (ii) 432,710 shares of common stock of the Issuer beneficially owned by Riedman Corporation. Greenwood Investments expressly disclaims being a member of s Section 13D “group” with either of the Riedman Parties and expressly disclaims any beneficial ownership of the shares described in the immediately preceding sentence as being beneficially owned by the Riedman Parties. If the shares held by the Reidman Parties were not included in the table above,, Greenwood Investments, Inc. would beneficially hold, in the aggregate, 4,456,061 shares of Common Stock of the Issuer, or 39.8%.

(3)

The calculation of percentage ownership is based on 8,178,362 shares of Common Stock outstanding as of March 25, 2011, as disclosed in the Issuer’s annual report on Form 10-K for the fiscal year ending January 1, 2011 plus 2,994,011 shares of Common Stock that would be issued upon conversion of the Convertible Notes of the Issuer held by the Reporting Persons, plus 277,564 shares of Common Stock issuable upon the exercise of options held by the Riedman Parties.

CUSIP No. 71903M100		13D

1.	Names of Reporting Persons Greenwood Investors Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,218,556 shares of Common Stock (1)

	8.	Shared Voting Power 4,451,148 shares of Common Stock (2)

	9.	Sole Dispositive Power 2,218,556 shares of Common Stock (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,669,703 shares of Common Stock (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 58.3% (1) (2) (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	Includes $500,000 principal amount of 1.0% Convertible Notes Due 2014 (the “Convertible Notes”), which are convertible as of the date of this Schedule 13D into 1,497,006 shares of Common Stock.

(2)

Due to the Voting Agreement (further described in item 4 below) between the Issuer, the Reporting Persons and the Riedman Parties (defined below), Greenwood Investors Limited Partnership may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Act and therefore be deemed to beneficially own (i) 1,780,932 shares of common stock of the Issuer beneficially owned by James Reidman, and (ii) 432,710 shares of common stock of the Issuer beneficially owned by Riedman Corporation. Greenwood Investors Limited Partnership expressly disclaims being a member of s Section 13(d)(3) “group” with either of the Riedman Parties and expressly disclaims any beneficial ownership of the shares described in the immediately preceding sentence as being beneficially owned by the Riedman Parties. If the shares held by the Reidman Parties were not included in the table above,, Greenwood Investors Limited Partnership would beneficially hold aggregate 2,218,556 shares of Common Stock of the Issuer, or 19.8%.

(3)

The calculation of percentage ownership is based on 8,178,362 shares of Common Stock outstanding as of March 25, 2011, as disclosed in the Issuer’s annual report on Form 10-K for the fiscal year ending January 1, 2011 plus 2,994,011 shares of Common Stock that would be issued upon conversion of the Convertible Notes of the Issuer held by the Reporting Persons, plus 277,564 shares of Common Stock issuable upon the exercise of options held by the Riedman Parties.

CUSIP No. 71903M100		13D

1.	Names of Reporting Persons. Greenwood Capital Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,237,506 shares of Common Stock (1)

	8.	Shared Voting Power 4,432,198 shares of Common Stock (2)

	9.	Sole Dispositive Power 2,237,506 shares of Common Stock (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,669,703 shares of Common Stock (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 58.3% (1) (2) (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	Includes $500,000 principal amount of 1.0% Convertible Notes Due 2014 (the “Convertible Notes”), which are convertible as of the date of this Schedule 13D into 1,497,006 shares of Common Stock.

(2)

Due to the Voting Agreement (further described in item 4 below) between the Issuer, the Reporting Persons and the Riedman Parties (defined below), Greenwood Capital Limited Partnership may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Act and therefore be deemed to beneficially own (i) 1,780,932 shares of Common Stock of the Issuer beneficially owned by James Reidman, and (ii) 432,710 shares of Common Stock of the Issuer beneficially owned by Riedman Corporation. Greenwood Capital Limited Partnership expressly disclaims being a member of s Section 13(d)(3) “group” with either of the Riedman Parties and expressly disclaims any beneficial ownership of the shares described in the immediately preceding sentence as being beneficially owned by the Riedman Parties. If the shares held by the Reidman Parties were not included in the table above, Greenwood Capital Limited Partnership would beneficially hold 2,237,506 shares of Common Stock of the Issuer, or 20.0%.

(3)

The calculation of percentage ownership is based on 8,178,362 shares of Common Stock outstanding as of March 25, 2011, as disclosed in the Issuer’s annual report on Form 10-K for the fiscal year ending January 1, 2011 plus 2,994,011 shares of Common Stock that would be issued upon conversion of the Convertible Notes of the Issuer held by the Reporting Persons, plus 277,564 shares of Common Stock issuable upon the exercise of options held by the Riedman Parties.

CUSIP No. 71903M100

Item 1.	Security and Issuer

This statement relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Phoenix Footwear Group, Inc. (the “Issuer”), which has its principal executive offices at 5937 Darwin Court, Suite 109, Carlsbad, California 92008.

Item 2.	Identity and Background

This joint statement on Schedule 13D is being filed by (1) Steven Tannenbaum, a United States citizen, (2) Greenwood Investments, Inc. (“Greenwood”), a Delaware corporation, (3) Greenwood Investors Limited Partnership (“Greenwood Investors”), a Massachusetts limited partnership and (4) Greenwood Capital Limited Partnership (“Capital”), a Massachusetts limited partnership.  Each of the parties listed in the immediately preceding sentence is referred to herein individually as a “Filer” or a “Reporting Person” and collectively as the “Filers” or the “Reporting Persons.”

Mr. Tannenbaum is the President of Greenwood, which is the sole general partner of each of Capital and Greenwood Investors.  The principal business of Capital and Greenwood Investors is to make investments in, buy, sell, hold, pledge and assign securities.  The principal business of Greenwood is to act as general partner of Capital and Greenwood Investors.  The principal business and office address of Mr. Tannenbaum, Greenwood, Capital and Greenwood Investors is 222 Berkeley, 17th Floor, Boston, MA 02116.

None of the Filers has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).  None of the Filers has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of July 21, 2011, the Reporting Persons beneficially own an aggregate of 4,456,061 shares of Common Stock, as detailed in Item 5.  All of the funds used to purchase the shares of Common Stock described in this Schedule 13D came from working capital.  No funds were borrowed by any of the Reporting Persons in order to complete the Common Stock purchases described in this report.  The aggregate dollar amount for the Common Stock purchases by the Reporting Persons within the past sixty days is $1,000,000.

Item 4.	Purpose of Transaction.

On July 21, 2011, the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with Greenwood Capital Limited Partnership and Greenwood Investors Limited Partnership (collectively, the “Investors”).  The Investors are affiliates of and managed by Greenwood Investments, Inc. (“Greenwood”), their sole general partner.  Steven Tannenbaum is the President of Greenwood (the Investors, Greenwood and Mr. Tannenbaum are referred to collectively herein as the “Reporting Persons”).  The Reporting Persons were existing beneficial owners of in excess of 10% of the issued and outstanding common stock of the Issuer prior to the transaction. The Securities Purchase Agreement provided for the sale of $1,000,000 of subordinated secured 1% convertible promissory notes (the “Notes”) by the Issuer to the Investors. This summary of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Securities Purchase Agreement, which is attached as Exhibit 99.2, and incorporated by reference to this Item 4.

As required under the terms of the transaction, the board of directors of the Issuer approved the Amended and Restated By-Laws of the Issuer, effective as of July 19, 2011, to 1) eliminate the restriction on stockholders’ ability to act by written consent in lieu of a meeting with less than unanimous consent; 2) permit holders of at least 15% of the outstanding stock eligible to vote at a meeting to call a special meeting of stockholders; and 3) incorporate the reduction of the size of the board of directors from 7 to 4 directors made pursuant to the by-laws in a prior resolution of the board of directors. Previously, the Issuer’s stockholders were expressly prohibited from acting by written consent, and special meetings were permitted to be called only by the Chairman of the board of directors, or an officer in his absence, or the board of directors.

The Reporting Persons entered into a Voting Agreement on July 21, 2011 (the “Voting Agreement”), with the Issuer, Reidman Corporation and James R. Reidman (Reidman Corporation together with James R. Reidman are referred to collectively herein as the “Reidman Parties”), pursuant to the Securities Purchase Agreement.  The Voting Agreement requires the Reporting Persons to vote all of their beneficially owned securities in favor of the election of one person designated by the Reidman Parties to the Issuer’s board of directors.  It also requires the Reidman Parties to vote all of their beneficially owned securities in favor of the election of one person designated by the Reporting Persons to serve on the Issuer’s board of directors.  Further, the Voting Agreement requires the Reporting Persons and the Reidman Parties to vote in favor of proposals to 1) increase the number of authorized shares of the Issuer’s common stock from time to time to ensure that there will be sufficient shares of common stock available for conversion of all of the Notes at any time; 2) ensure that the size of the board of directors shall be set and remain at four directors until the Issuer’s annual meeting of stockholders held in 2011 or 2012, on which date the size of the board shall be reduced and set and remain at three (3) directors; 3) amend the Issuer’s certificate of incorporation so that the stockholders of the Issuer’s shall have the ability to act by written consent in lieu of a meeting to fullest extent permissible under Section 228 of the Delaware General Corporation Law (the “Amendment”); and 4) approve the Issuer’s 2011 Long-Term Incentive Plan. The Reporting Persons terminate as parties and cease to have any rights under the Voting Agreement at such time as Mr. Tannenbaum and his affiliates beneficially own fewer than ten percent (10%) of the shares of the Issuer’s common stock outstanding.  The Reidman Parties terminate as parties and cease to have any rights under the Voting Agreement at such time as Mr. Riedman and his affiliates beneficially own fewer than ten percent (10%) of the shares of the Issuer’s common stock outstanding. This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached as Exhibit 99.3, and incorporated by reference to this Item 4.

In addition to the sale of the Notes, and entry into the Voting Agreement the Securities Purchase Agreement also required that the parties enter into an Investor Agreement (the “Investors Agreement”), which provides among other things, registration rights, protective provisions, participation rights on new security issuances of the Issuer, and a standstill whereby the Reporting Persons and the Reidman Parties agree not to acquire additional shares of the

Issuer without director approval. Under the Investors Agreement the Issuer may not take certain actions without the approval of Greenwood, including but not limited to: increase or decrease its authorized capital stock, or authorize new classes or series of capital stock or securities convertible into common stock; amend its certificate of incorporation or by-laws; enter into a merger or sell all or substantially all of the properties or assets of the Issuer and its subsidiaries; dissolve; declare or pay any dividend; issue or obligate itself to issue any security, other than shares of common stock, except upon certain outstanding obligations; redeem any shares; increase or decrease the authorized size of the Board of Directors, except as expressly contemplated by the Voting Agreement; acquire all or any portion of any business or product line; enter into any material joint ventures, strategic alliances, or major partnerships; incur any indebtedness outside the ordinary course of business other than under the Issuer’s existing loan agreement with the Issuer’s senior lenders, Gibraltar Business Capital, LLC, and Westran Industrial Loan Co. LLC; hire, terminate, or increase the compensation of James R. Riedman or any other person holding the position of chief executive of the Issuer; approve or authorize any transaction or series of related transactions outside the ordinary course of business involving $250,000 or more.  This summary of the Investors Agreement does not purport to be complete and is qualified in its entirety by reference to the Investors Agreement, which is attached as Exhibit 99.4, and incorporated by reference to this Item 4.

The Reidman Parties have filed a Schedule 13D indicating that the Reporting Persons and the Reidman Parties may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim “group” status within the meaning of Section 13(d)(3), and the inclusion of shares of common stock referred to in this Schedule 13D attributable to the Reidman Parties shall not be deemed to be an admission of “group” status for purposes of Section 13(d) of the Act or for any other purpose.

The Reporting Persons expressly disclaim beneficial ownership in the shares of common stock referred to in this Schedule 13D attributable to the Reidman Parties, and the inclusion of such shares in this report shall not be deemed to be an admission of beneficial ownership of such reported shares for purposes of Section 13(d) of the Act or for any other purpose.

According to the Schedule 13D by the Reidman Parties, Riedman Corporation beneficially owns 432,710 shares of Common Stock (which includes the currently exercisable Options to purchase 50,000 shares of Common Stock), representing 5.3% of the issued and outstanding shares of Common Stock.  James R. Riedman beneficially owns 2,213,642 shares of Common Stock (which includes currently exercisable options to purchase 227,564 shares of Common Stock), representing 26.2% of the issued and outstanding shares of Common Stock (and disclaims beneficial ownership of 1,174,478 of the shares owned directly or indirectly through CE Capital, LLC, by his children who reside with him, Riedman Corporation and under the Plan). The Phoenix Footwear Group, Inc. Retirement Savings Plan owns 210,623 shares of Common Stock for the benefit of participants in the Plan, being eligible employees of the Issuer, which includes 17,015 shares allocated to Mr. Riedman. The Reporting Persons have not purchased any shares of common stock pursuant to the Voting Agreement. See Items 5 and 6 hereof.

From time to time, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their Shares (including as members of a “group” with each other and/or with other beneficial owners of Shares), including without limitation:

(i)            to hold Shares as a passive investor or as an active investor;

(ii)           to acquire beneficial ownership of additional ownership of Shares in the open market, in privately negotiated transactions, or otherwise (which could include acquiring beneficial ownership of additional shares such that, collectively, the Reporting Persons would beneficially own a majority of the Issuer’s outstanding Shares); or to dispose of beneficial ownership of some or all of their Shares;

(iii)          to take other actions that could involve one or more of the types of transactions, or have one or more of the results, described in Item 4 of Schedule 13D, including without limitation

(A) changing the current composition of the Issuer’s Board of Directors and filling any then existing vacancies on such Board of Directors, and

(B) changing the Issuer’s charter and bylaws and taking other actions that may facilitate the acquisition of control of the Issuer by the Reporting Persons or another person, or that may impede the acquisition of control of the Issuer by another person;

(iv)          to facilitate or effect a sale, merger, business combination, going-private transaction, reorganization, recapitalization, or other extraordinary corporate transaction involving the Issuer (including causing the termination of the Issuer’s status as a reporting company under federal securities laws and the delisting of its Shares from any securities exchange or inter-dealer quotation system); and

(v)           to change their intentions with respect to any or all of the matters referred to above.

The Reporting Persons’ decisions and actions with respect to such possibilities will depend upon a number of factors, including without limitation the actions or inaction of the Issuer with respect to initiating, evaluating, or acting to facilitate or impede potential corporate transactions, market activity with respect to the Issuer’s securities, an evaluation of the Issuer and its prospects, market and economic conditions in the Issuer’s industry, general market and economic conditions, conditions specifically affecting the Reporting Persons and such other factors as the Reporting Persons may deem relevant.

Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
(a),(b) As of July 21, 2011, the Reporting Persons as a group are the beneficial owners of 4,456,061 shares of Common Stock (approximately 39.8% of the 8,178,362 shares of Common Stock outstanding as of March 25, 2011, as disclosed in the Issuer’s annual report on Form 10-K for the fiscal year ending January 1, 2011 plus 2,994,011 shares of Common Stock that would be issued upon conversion of the Convertible Notes of the Issuer held by the Reporting Person).

Each of Capital and Investors has the power to vote and dispose of the shares of Common Stock beneficially owned by such entity (as described below). Greenwood, as the sole general partner of each of Capital and Investors, has the authority to vote and dispose of all of the shares of Common Stock held by Capital and Investors reported in this Schedule 13D.  Mr. Tannenbaum, by virtue of his position as president of the General Partner, has the authority to vote and dispose of all of the shares of Common Stock reported in this Schedule 13G.

The Reidman Parties have filed a Schedule 13D indicating that the Reporting Persons and the Reidman Parties may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Act.  If the Reidman Parties and the Reporting Persons are deemed to be a “group” within the meaning of Section 13(d)(3) of the Act, as of July 21, 2011, the Reporting Persons as a group would be deemed to be the beneficial owners of 6,669,703 shares of Common Stock (approximately 58.3% of the 8,178,362 shares of Common Stock outstanding as of March 25, 2011, as disclosed in the Issuer’s annual report on Form 10-K for the fiscal year ending January 1, 2011 plus 2,994,011 shares of Common Stock that would be issued upon conversion of the Convertible Notes of the Issuer held by the Reporting Person), plus 277,564 shares of Common Stock issuable upon the exercise of options held by the Riedman Parties.  The Reporting Persons expressly disclaim “group” status within the meaning of Section 13(d)(3), and the inclusion of shares of common stock referred to in this Schedule 13D attributable to the Reidman Parties shall not be deemed to be an admission of “group” status for purposes of Section 13(d) of the Act or for any other purpose.

Reporting Person	Shares of Common Stock	Shares of Common Stock, Converted	Number of Shares with Sole Voting Power	Number of Shares with Sole Dispositive Power	Number of Shares with Shared Voting Power	Number of Shares with Shared Dispositive Power	Aggregate Number of Shares Beneficially Owned	% of Class Beneficially Owned
Steven Tannenbaum	1,462,050	2,994,011	4,456,061	4,456,061	2,213,642	-0-	6,669,703	58.3%

Greenwood Investments, Inc.	1,462,050	2,994,011	4,456,061	4,456,061	2,213,642	-0-	6,669,703	58.3%

Greenwood Investors Limited Partnership	721,550	1,497,006	2,218,556	2,218,226	4,451,148	-0-	6,669,703	58.3%

Greenwood Capital Limited Partnership	740,500	1,497,006	2,237,506	2,237,506	4,432,198	-0-	6,669,703	58.3%

The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock not held by them.

(c)           Other than the purchase of $1,000,000 in aggregate principal amount of notes convertible into shares of Common Stock as reported herein, and as described under Item 4, the Reporting Persons have not effected any transactions in the shares of the Issuer during the past 60 days.

(d) Not applicable. (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer.

The Voting Agreement, the Investors Agreement and the related discussion included in Items 4 “Purpose of the Transaction” and 5 “Interest in Securities of the Issuer” above, are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits
The exhibits filed as part of this Schedule 13D are as follows:

Exhibit No.	Description

99.1	Joint Filing Agreement

99.2	Securities Purchase Agreement dated as of July 21, 2011, between Phoenix Footwear Group, Inc. and Greenwood Investors Limited Partnership, and Greenwood Capital Limited Partnership.

99.3

Voting Agreement dated as of July 21, 2011, between Phoenix Footwear Group, Inc., Steven Tannenbaum, Greenwood Investments, Inc., Greenwood Capital Limited Partnership, Greenwood Investors Limited Partnership, James R. Riedman, and Riedman Corporation.

99.4

Investors Agreement dated as of July 21, 2011, between Phoenix Footwear Group, Inc., Greenwood Capital Limited Partnership, Greenwood Investors Limited Partnership, James R. Riedman, and Riedman Corporation.

[signature page follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STEVEN TANNENBAUM

/s/ Steven Tannenbaum

GREENWOOD INVESTMENTS, INC.

By:	/s/ Steven Tannenbaum
Steven Tannenbaum, President

GREENWOOD CAPITAL LIMITED PARTNERSHIP

By: Greenwood Investments, Inc.,
General Partner

By:	/s/ Steven Tannenbaum
Seven Tannenbaum, President

GREENWOOD INVESTORS LIMITED PARTNERSHIP

By: Greenwood Investments, Inc.,
General Partner

By:	/s/ Steven Tannenbaum
Steven Tannenbaum, President